**Mail Stop 4561**

June 23, 2006

Mr. Gregory J. Dukat
President and Chief Executive Officer
Indus International, Inc.
3301 Windy Ridge Parkway
Atlanta, GA  30339

      **Re:    Indus International, Inc.**
             **Form 10-K for Fiscal Year Ended March 31, 2005**
             **Filed June 13, 2005**
             **Form 10-Q for Fiscal Quarter Ended December 31, 2005**
             **Filed February 9, 2006**
             **Form 8-K Filed May 5, 2006**
             **File No. 005-51511**

Dear Mr. Dukat:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kathleen Collins
Accounting Branch Chief